UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DAVI SKIN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238528 10 3

(CUSIP Number)
Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP      238528 10 3
No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Zenith Global Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	25,000,000
	9.	Sole Dispositive Powe	0
	10.	Shared Dispositive Power	25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	25,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	32.7% (1)
14.	Type of Reporting Person (See Instructions)

CO

1 Based on the 51,473,668 shares of common stock reported outstanding in Davi Skin, Inc.’s last Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2008.
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CUSIP      238528 10 3
No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Suzanna Lai
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	British citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	25,000,000
	9.	Sole Dispositive Powe	0
	10.	Shared Dispositive Power	25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	25,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	32.7%
14.	Type of Reporting Person (See Instructions)
	IN

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ITEM 1.                      SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”) and the Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”) of Davi Skin, Inc., a Nevada corporation (the “Issuer”).  Each share of Series A Preferred Stock is currently convertible into 100 shares of Common Stock. The principal executive offices of the Issuer are located at 11990 San Vicente Blvd, Suite 300, Los Angeles, CA 90049.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule is filed on behalf of Zenith Global Enterprises Limited, a British Virgin Islands company (“Zenith”), and Suzanna Lai, a citizen of Britain.  This Schedule relates to the securities directly owned by Zenith.  Ms. Lai is the sole director/officer of Zenith and, as a result of her control over Zenith, Ms. Lai is deemed to beneficially own the securities of Zenith under Section 13(d) of the Securities Exchange Act of 1934, as amended. Zenith and Ms. Lai are herein individually referred to as a “Reporting Person” or collectively referred to as the “Reporting Persons.”

Currently, the sole business of Zenith is to own shares of the Issuer.  Ms. Lai’s principal occupation is a realtor, in addition to being the sole director/officer of Zenith.

During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Zenith acquired the securities of the Issuer without outside funding.

ITEM 4.	PURPOSE OF TRANSACTION.

The Certificate of Designation of Series A Preferred Stock states that the holder of the Series A Preferred Stock may not convert the shares of Series A Preferred Stock if, as a result of such conversion, the holder will obtain Common Stock representing more than 4.99% of the outstanding Common Stock of the Issuer.  The foregoing limitation can be waived by the holder of the Series A Preferred Stock by mailing written notice of the waiver to the Issuer 61 days prior to any such conversion.  On March 23, 2010, Zenith mailed the Issuer the foregoing written waiver notice.  Since the waiver of the restriction is effective after 61 days, as of March 24, 2010, Zenith became the beneficial owner of 25,000,000 shares of Common Stock (the number of shares of common stock issuable upon conversion of all 250,000 shares of Series A Preferred Stock).  Accordingly, Zenith will be able to convert a part or all of the Series A Preferred Stock it holds beginning on May 23, 2010.

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The Certificate of Designation of Series A Preferred Stock provides that the holders of the Series A Preferred Stock are entitled to elect up to two (2) directors of the Issuer.  On March 31,2010, Zenith mailed a notice to the Issuer requesting the election of two directors.  The two directors that Zenith designated are Corrina Wall and Herbert Schmidt.

On March 24, 2010, Zenith filed a complaint against the Issuer and Jan Wallace, its Chief Executive Officer and director, in the District Court of Clark County, Nevada (the “Action”) (case no.:  A-10-612571-B).  In its complaint, Zenith requested that the court appoint a receiver to manage the Issuer and to issue an injunction to restrain the Issuer and  its officers and directors from exercising any of its privileges or franchises and from collecting and receiving any debts or paying out, selling, assigning or transferring any of its estate, money, lands, tenements or effects, except to a receiver appointed by the court with the full power and authority granted under NRS 78.635, until the court otherwise orders.

As alleged in the complaint filed in the Action, the Issuer (i) has failed to file any of the periodic and other reports required to be filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, since the filing of the quarterly report on Form 10-Q for the period ending June 30, 2008, (ii) has failed to hold any stockholder meetings to elect directors since June 2007, and (iii) has permitted its charter to be revoked by the State of Nevada.   Accordingly, it is the intention of Zenith, seek representation on the Issuer’s Board of Directors (through its right to appoint two Series A Directors or through other means).  Zenith’s plans include having its directors or other representatives become involved with the Issuer to correct the foregoing corporate/SEC deficiencies and to assist in the management of the Issuer’s business and other activities.  After curing all of the deficiencies regarding the delinquent SEC reports, Zenith intends to cause the Issuer’s common stock to be listed again on the OTC Bulletin Board trading system and to thereafter continue to be a fully reporting public company that is traded on the OTC Bulletin Board or other similar trading platform.

Because the Issuer has not filed either (i) any SEC periodic reports since filing of the quarterly report on Form 10-Q for the period ending June 30, 2008, or (ii) the required annual notice with the Nevada Secretary of State’s office, Zenith does not know who the officers and directors of the Issuer currently are.  However, to the extent that the officers and directors’ goals are incompatible with the goals of Zenith, the Issuer may seek changes in the management of the Issuer.

With the exception of the aforementioned, the Reporting Persons do not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 5.

As of the date of this filing, Zenith owns 250,000 shares of Series A Preferred Stock.  The number of shares into which one share of Series A Preferred Stock is convertible is determined by dividing the Series A Original Issue Price of $1.00 per share by the conversion price of $0.01, which is subject to adjustment from time to time, provided that the holders do not at any time beneficially own more than 4.99% of the Issuer’s Common Stock then outstanding, as determined under Section 13(d) of the Securities Exchange Act of 1934, unless the holder waives such restriction upon 61 days prior notice.  As indicated in Item 4 above, the foregoing limitation can be waived by the holder of the Series A Preferred Stock on 61 days’ notice, which notice was provided on March 23, 2010.  Accordingly, effective as of March 24, 2010, Zenith will have the right to convert its shares of Series A Preferred Stock into 25,000,000 shares of Common Stock.  As of the last quarterly report on Form 10-Q that was filed by the Issuer with the SEC, the total number of shares of common stock outstanding was 51,473,668 shares.  Based on that number of shares issued and outstanding, Zenith is the owner of 32.7% of the Issuer’s outstanding common stock.  However, Zenith has reason to believe that the number of outstanding shares has increased since the filing of the June 30, 2008 Form 10-Q and, therefore, that such information is not current.

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Ms. Lai has the sole power to vote or to direct the vote, and the sole power to dispose to direct the disposition of the securities held by Zenith. Aside from the transactions described in Item 4 of this Schedule, neither Reporting Person has purchased or sold any common stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Agreement of Joint Filing, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2010

ZENITH GLOBAL ENTERPRISES LIMITED
By:	/s/ Suzanna Lai
Suzanna Lai, Director

/s/ Suzanna Lai
SUZANNA LAI

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